FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2010

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F      ☒      Form 40-F      ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      ☐      No      ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ]

NATIONAL BANK OF GREECE

ANNOUNCEMENT

Lower Tier II 10-year note sale totalling €450 million

Athens, 23 July 2010

NBG announces that today, Friday 23 July 2010, it completed successfully the sale, by private placement through its branch network in Greece, of a Lower Tier II note totalling €450 million.

The issue proved highly popular, as the sale process was completed within just 4 days, reflecting the investment community’s confidence in NBG.

The said note will be issued on 3 August 2010 by the Bank’s UK-based subsidiary NBG Finance Plc, under NBG guarantee, and will be listed for trading on the Luxembourg Stock Exchange. The note will have a 10-year term, with right to early redemption by the issuer on the completion of 5 years and at each subsequent interest payment date. The annual interest rate for the first 5 years is set at 7%. If the right to early redemption is not exercised, the annual interest rate for the second 5-year period increases to 9.5%.

This issue enhances NBG’s regulatory capital by €450 million. In particular, the Core Tier I ratio is strengthened by 34 bps and the Total Capital ratio by 66 bps.

This Announcement constitutes regulatory information as per Laws 3340/2005 and 3556/2007; it is published under the provisions of Law 3556/2007, articles 19-21, and the relevant regulatory decisions of the Board of the Capital Market Commission, and can be viewed on the issuing Bank’s website at (www.nbg.gr).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/Apostolos Tamvakakis

(Registrant)

Date: 26th July, 2010

Chief Executive Officer